SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

08 March 2021
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 08 March 2021 re: Director/PDMR Shareholding

8 March 2021

LLOYDS BANKING GROUP PLC ('GROUP') - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMRs') IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ('SHARES')

On 24 February 2021, the Group published details of upcoming remuneration disclosures for the Group, including salary, Group Ownership Share (GOS) vesting, Deferred Group Performance Share (bonus) vesting and Long Term Share Plan (LTSP) awards ('Summary Remuneration Announcement').  Where awards had not yet been made, estimates were provided. The Group now announces that the awards described below were made on 4 March 2021 and that the release of awards described below occurred on 5 March 2021.

This announcement should be read in conjunction with the Summary Remuneration Announcement and disclosures in the 2020 Annual Report and Accounts published on 24 February 2021. The 2020 Annual Report and Accounts is available on the 'Financial downloads' page in the 'Investors' section of the Group's website www.lloydsbankinggroup.com.

Long Term Share Plan - 2021 awards
Awards for the 2020 performance period were made on 4 March 2021 under the rules of the Long Term Share Plan. The Long Term Share Plan is subject to underpin thresholds applicable for the first three years from grant, with vesting spread between the third and seventh anniversary of the award for Executive Directors, PDMRs and other senior colleagues in line with regulatory requirements.  No awards vest earlier than the third anniversary.

The Remuneration Committee took the decision that the level of Long Term Share Plan awards should be reduced by 40 per cent to reflect the Group's performance in 2020, the current share price and the wider experience of shareholders.

There is no Long Term Share Plan award for the Group Chief Executive as he will leave the Group in April 2021.

Name	Maximum number of Shares awarded(1)(2)	Expected value(3)
António Horta-Osório	-	-
William Chalmers	1,547,340	£608,128
Antonio Lorenzo	1,504,359	£591,236
Vim Maru	1,504,359	£591,236
Zak Mian	1,373,263	£539,713
David Oldfield	1,504,359	£591,236
Janet Pope	814,103	£319,955
Stephen Shelley	1,373,263	£539,713
Andrew Walton	875,920	£344,250

1	Based on a share price of 39.3015 pence, which is determined by the average of the closing share price of the five trading days prior to the date of award.
2	The awards will be subject to the delivery of underpins over three years ending 31 December 2023.
3
The values for the Long Term Share Plan awards are shown at full value and before deduction of income tax and NIC. The actual vesting value is subject to the delivery of the underpins and the share price at the date of vesting. These awards are subject to clawback for at least seven years from the date of award.

Deferred Group Performance Share Awards for 2018 and 2019 Performance
Deferred Group Performance Share Awards were released on 5 March 2021 which related to performance in 2018 and 2019.

In accordance with the Group's deferral policy, subject to any longer deferral required by regulatory requirements, for the 2018 and 2019 awards shares subject to deferral are released over a period of two years in March of each year.  50 per cent of the gross number of shares subject to the 2018 and 2019 Group Performance Share Award are subject to a holding period on release ending March 2022.

In this respect, the Group announces that on 5 March 2021, after the settlement of income tax and national insurance contributions, the PDMRs listed in the table below received (for no payment) the number of Shares as set out by their name.

Name	Number of Shares (2018 deferral)	Number of Shares (2018 deferral subject to hold)	Number of Shares (2019 deferral)	Number of Shares (2019 deferral subject to hold)
António Horta-Osório	98,994	98,995	-	-
William Chalmers	-	-	41,929	41,929
Antonio Lorenzo	50,784	50,787	36,385	36,385
Vim Maru	41,150	41,154	44,257	44,257
Zak Mian	35,773	35,778	33,785	33,785
David Oldfield	39,189	39,192	-	-
Janet Pope	23,298	23,302	24,882	24,882
Stephen Shelley	39,302	39,305	32,642	32,642
Andrew Walton	-	-	33,816	33,816

Release of Group Ownership Share Awards granted in March 2018
The first tranche of the Executive Group Ownership Share Plan (GOS) awards made in March 2018 vested at 33.75 per cent of the maximum.

In this respect, the Group announces that, after the settlement of income tax and national insurance contributions, the PDMRs listed in the table below on 5 March 2021 received (for no payment) the number of Shares as set out by their name, following the vesting of the first tranche of GOS awards granted in March 2018. Executive Directors and Material Risk Takers (as identified at the time of the award) are required to retain any Shares vesting during a holding period of two years.

Name	Number of Shares
António Horta-Osório	240,594
William Chalmers	-
Antonio Lorenzo	134,287
Vim Maru	128,349
Zak Mian	115,354
David Oldfield	134,287
Janet Pope	61,110
Stephen Shelley	82,599
Andrew Walton	-

Release of Group Ownership Share Awards granted in March 2017
The second tranche of the Executive Group Ownership Share Plan (GOS) awards made in March 2017 vested at 49.7 per cent of the maximum.

In this respect, the Group announces that, after the settlement of income tax and national insurance contributions, the PDMRs listed in the table below on 5 March 2021 received (for no payment) the number of Shares (including Shares in respect of dividend equivalents) as set out by their name, following the vesting of the second tranche of GOS awards granted in March 2017.  The Shares remain subject to a holding period of 12 months.

Name	Number of Shares
António Horta-Osório	325,292
William Chalmers	-
Antonio Lorenzo	194,183
Vim Maru	144,594
Zak Mian	95,365
David Oldfield	138,682
Janet Pope	35,994
Stephen Shelley	67,990
Andrew Walton	-

Exercise of options to acquire Shares
William Chalmers, a PDMR, acquired 1,124,627 Shares, following the exercise of a share buy out award (for nil consideration) on 4 March 2021. The details of the share buy out award were announced in June 2019 at the time of the award. William Chalmers retained all the Shares apart from 528,826 Shares which were sold at a price of 40.235 pence per Share to meet income tax and National Insurance Contributions.

Following the acquisition and disposal of Shares referred to above (but prior to the release of his Deferred Group Performance Share Award for 2019 performance), William Chalmers (and persons closely associated) held 4,050,145 Shares, including Shares subject to holding periods of up to a further two years post vesting, and complies with the Group's shareholding policy requirements.

Disposal of Shares
On 4 March 2021 David Oldfield, a PDMR, sold 250,000 Shares at a price of 40.356 pence per Share and 250,000 Shares at a price of 40.332 pence per Share. Following these disposals (but prior to the release of his Deferred Group Performance Share Award for 2018 performance and his GOS awards granted in March 2017 and March 2018), David Oldfield (and persons closely associated) held 4,490,800 Shares, including Shares subject to holding periods of up to a further two years post vesting, and complies with the Group's shareholding policy requirements.

ENQUIRIES:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 20 7356 3522

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	António Horta-Osório
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2018 Deferred Group Performance Share Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	197,989

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2021-03-05
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the Group Ownership Share (GOS) Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2017 GOS	GBP00.0000	325,292
	2018 GOS	GBP00.0000	240,594

d)	Aggregated information - Aggregated volume - Price	565,886 GBP00.0000
e)	Date of the transaction	2021-03-05
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	William Chalmers
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under Long Term Share Plan - 2021 awards.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	1,547,340

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2021-03-04
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2019 Deferred Group Performance Share Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	83,858

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2021-03-05
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares following the exercise of a share award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	1,124,627

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2021-03-04
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Disposal of Shares acquired following the exercise of a share award to meet income tax and NICs due.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.40235	528,826

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2021-03-04
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Antonio Lorenzo
2	Reason for the notification
a)	Position/status	Chief Executive, Scottish Widows and Group Director, Insurance and Wealth
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under Long Term Share Plan - 2021 awards.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	1,504,359

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2021-03-04
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2018 and 2019 Deferred Group Performance Share Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Deferred Bonus Plan (2018)	GBP00.0000	101,571
	Deferred Bonus Plan (2019)	GBP00.0000	72,770

d)	Aggregated information - Aggregated volume - Price	174,341 GBP00.0000
e)	Date of the transaction	2021-03-05
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the Group Ownership Share (GOS) Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2017 GOS	GBP00.0000	194,183
	2018 GOS	GBP00.0000	134,287

d)	Aggregated information - Aggregated volume - Price	328,470 GBP00.0000
e)	Date of the transaction	2021-03-05
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Vim Maru
2	Reason for the notification
a)	Position/status	Group Director, Retail
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under Long Term Share Plan - 2021 awards.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	1,504,359

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2021-03-04
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2018 and 2019 Deferred Group Performance Share Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Deferred Bonus Plan (2018)	GBP00.0000	82,304
	Deferred Bonus Plan (2019)	GBP00.0000	88,514

d)	Aggregated information - Aggregated volume - Price	170,818 GBP00.0000
e)	Date of the transaction	2021-03-05
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the Group Ownership Share (GOS) Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2017 GOS	GBP00.0000	144,594
	2018 GOS	GBP00.0000	128,349

d)	Aggregated information - Aggregated volume - Price	272,943 GBP00.0000
e)	Date of the transaction	2021-03-05
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Zak Mian
2	Reason for the notification
a)	Position/status	Group Director, Transformation
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under Long Term Share Plan - 2021 awards.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	1,373,263

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2021-03-04
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2018 and 2019 Deferred Group Performance Share Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Deferred Bonus Plan (2018)	GBP00.0000	71,551
	Deferred Bonus Plan (2019)	GBP00.0000	67,570

d)	Aggregated information - Aggregated volume - Price	139,121 GBP00.0000
e)	Date of the transaction	2021-03-05
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the Group Ownership Share (GOS) Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2017 GOS	GBP00.0000	95,365
	2018 GOS	GBP00.0000	115,354

d)	Aggregated information - Aggregated volume - Price	210,719 GBP00.0000
e)	Date of the transaction	2021-03-05
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	David Oldfield
2	Reason for the notification
a)	Position/status	Group Director, Commercial Banking
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under Long Term Share Plan - 2021 awards.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	1,504,359

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2021-03-04
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2018 Deferred Group Performance Share Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	78,381

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2021-03-05
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the Group Ownership Share (GOS) Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2017 GOS	GBP00.0000	138,682
	2018 GOS	GBP00.0000	134,287

d)	Aggregated information - Aggregated volume - Price	272,969 GBP00.0000
e)	Date of the transaction	2021-03-05
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Disposal of Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.403320	250,000
		GBP00.403560	250,000

d)	Aggregated information - Aggregated volume - Price	500,000 GBP00.403440
e)	Date of the transaction	2021-03-04
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Janet Pope
2	Reason for the notification
a)	Position/status	Chief of Staff and Group Director, Responsible Business & Inclusion
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under Long Term Share Plan - 2021 awards.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	814,103

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2021-03-04
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2018 and 2019 Deferred Group Performance Share Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Deferred Bonus Plan (2018)	GBP00.0000	46,600
	Deferred Bonus Plan (2019)	GBP00.0000	49,764

d)	Aggregated information - Aggregated volume - Price	96,364 GBP00.0000
e)	Date of the transaction	2021-03-05
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the Group Ownership Share (GOS) Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2017 GOS	GBP00.0000	35,994
	2018 GOS	GBP00.0000	61,110

d)	Aggregated information - Aggregated volume - Price	97,104 GBP00.0000
e)	Date of the transaction	2021-03-05
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shelley
2	Reason for the notification
a)	Position/status	Chief Risk Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under Long Term Share Plan - 2021 awards.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	1,373,263

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2021-03-04
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2018 and 2019 Deferred Group Performance Share Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Deferred Bonus Plan (2018)	GBP00.0000	78,607
	Deferred Bonus Plan (2019)	GBP00.0000	65,284

d)	Aggregated information - Aggregated volume - Price	143,891 GBP00.0000
e)	Date of the transaction	2021-03-05
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the Group Ownership Share (GOS) Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2017 GOS	GBP00.0000	67,990
	2018 GOS	GBP00.0000	82,599

d)	Aggregated information - Aggregated volume - Price	150,589 GBP00.0000
e)	Date of the transaction	2021-03-05
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andrew Walton
2	Reason for the notification
a)	Position/status	Group Corporate Affairs Director
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under Long Term Share Plan - 2021 awards.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	875,920

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2021-03-04
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2019 Deferred Group Performance Share Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	67,632

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2021-03-05
f)	Place of the transaction	Outside a trading venue

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 08 March 2021